September 30, 2019

Via EDGAR

Lyn Shenk

Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tesla, Inc.

Form 10-K for Fiscal Year Ended December 31, 2018

Filed February 19, 2019

Form 10-Q for Quarter Ended June 30, 2019

Filed July 29, 2019

File No. 001-34756

Dear Mr. Shenk:

On behalf of Tesla, Inc. (“Tesla,” “us,” “we” or “our”), we submit this letter in response to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 17, 2019, related to:

•	Tesla’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (the “2018 Form 10-K”), and;
•	Tesla’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2019 (the “2019 Q2 Form 10-Q”).

In this letter, we have recited each comment from the Staff in italicized, bold type and have followed this with Tesla’s response thereto.

Form 10-K for Fiscal Year Ended December 31, 2018

MD&A

Results of Operations

Cost of Revenues, page 58

1.Please quantify material factors to which changes in accounts are attributed. For example, we note your disclosure that the increase in cost of automotive sales revenue was primarily due to higher volume of Model 3 deliveries, partially offset by reductions in Model 3 average costs per unit and lower overall costs for Model S and Model X deliveries from fewer units delivered.

We respectfully advise the Staff that we believe we have provided information regarding any material factors that have impacted our accounts in our disclosures in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations” in the 2018 Form 10-K, in accordance with Item 303 of Regulation S-K. We have quantified individual factors where they were material and where we believed it would be helpful to understand their relative impact, whether in their amount relative to a single material factor that was the clear and

Tesla, Inc.

3500 Deer Creek Road, Palo Alto, California 94304

predominant reason for a change in an account, or otherwise in their unique significance to the account or our business. Moreover, we have not quantified certain enumerated material factors where their amounts could be derived from the other values provided in the same discussion.

For example, with respect to our cost of automotive sales revenues, we respectfully submit that we delivered 245,506 total vehicles in 2018, a 138% increase over the 103,184 total vehicles we delivered in 2017. The single most significant factor in such increase was the ramp during 2018 of Model 3, which we launched and of which we delivered 1,764 units during the second half of 2017, compared to 146,094 units delivered during 2018 (the difference between which we disclosed in the 2018 Form 10-K in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Revenues” (page 56)). The fact that Model 3 deliveries increased from a negligible number to our highest-selling product accounted for the vast majority of the $6.96 billion increase in cost of automotive sales revenue between fiscal years 2017 and 2018. Accordingly, other than $969.8 million of additional cost of automotive sales revenue arising from a new accounting standard, we determined that it would not be meaningful to separately quantify any individual factors that were comparatively insignificant.

On the other hand, we respectfully submit that where we believed that it would be helpful to quantify material factors that significantly impacted changes in our cost of revenues between periods, or factors that were otherwise material in significance in a given period, we have done so. For example, in comparing the cost of revenues between applicable periods in the 2018 Form 10-K, we specified that: $969.8 million in additional cost of automotive sales revenue was recognized and $624.4 million in cost of automotive leasing revenue was no longer recognized in 2018 due to a new accounting standard (page 58); an increase of $23.4 million in cost of automotive leasing revenue was recognized in 2017 compared to 2016 due to early payoffs and expiration of resale value guarantees (page 59); and an increase of $72.5 million in cost of energy generation and storage revenues was recognized in 2018 compared to 2017 due to a specific commercial battery project (page 60). Likewise, in the 2019 Q2 Form 10-Q, we recently specified reductions in cost of automotive sales of $49.6 million and $458.4 million for the three months and six months ended June 30, 2019, respectively, owing to certain price adjustments we made in the first half of 2019 (pages 43 and 44).

Finally, we further respectfully advise the Staff that we have also quantified and/or compared factors that were material in amount or other significance in our discussion of our financial results other than our cost of revenues, such as in the following excerpts from the 2018 Form 10-K in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations” (emphasis added):

“Automotive sales revenue increased $9.10 billion, or 107%, in the year ended December 31, 2018 as compared to the year ended December 31, 2017, primarily due to an increase of approximately 144,330 Model 3 deliveries from our significant production ramp in the year ended December 31, 2018, delivered at average selling prices that remained relatively consistent year-over-year. Additionally, we recognized $1.40 billion of additional automotive sales revenue due to the adoption of the new revenue standard and an increase of $58.3 million in sales of regulatory credits to $418.6 million in the year ended December 31, 2018. ZEV credits sales were $103.4 million and non-ZEV regulatory credits sales were $315.2 million in the year ended December 31, 2018, compared to $279.7 million ZEV credit sales and $80.6 million in non-ZEV regulatory credit sales in the year ended December 31, 2017. The growth in non-ZEV regulatory credits year-over-year was generally consistent with the delivery volume growth. The above increases in revenue were offset by a decrease of approximately 3,240 Model S and Model X deliveries during the year ended December 31, 2018, excluding the impact of adoption of the new revenue standard, at average selling prices that remained relatively consistent as compared to the year ended December 31, 2017.” (page 56)

“R&D expenses increased $82.3 million, or 6%, in the year ended December 31, 2018 compared to the year ended December 31, 2017. This increase was primarily due to an $84.2 million increase in employee and labor related expenses from headcount growth to support our business expansion and $45.2 million increase in stock-based compensation expense related to an increase in headcount and number of employee stock awards granted for new hire and refresher employee stock grants. Additionally, there was an increase of $16.0 million in facilities, freight, and depreciation expenses due to business expansion, offset by a $69.7 million decrease in expensed materials as there were higher costs in the year ended December 31, 2017 primarily related to Model 3 development.” (page 60)

“SG&A expenses increased $358.0 million, or 14%, in the year ended December 31, 2018 as compared to the year ended December 31, 2017. The increase was primarily due to a $193.1 million increase in stock-based compensation expense related to the 2018 CEO Performance Award and stock awards granted for new hires and refresher employee stock grants. Additionally, there was a $153.9 million increase in office, information technology and facilities-related expenses and sales and marketing activities to support our business expansion.” (page 61)

In future filings, we will continue to disclose where appropriate quantitative information about material factors to which changes in accounts are attributed.

Services and Other Revenue, page 85

2. We note that your services and other revenue consists of revenue from various sources including "sales by our acquired subsidiaries to third party customers." Please further clarify for us the nature of these sales.

We respectfully advise the Staff that certain companies that we acquired in previous fiscal years continued to provide services to third party customers following their acquisition pursuant to their remaining pre-acquisition contractual obligations, which has generated immaterial amounts of revenues to Tesla from time to time. We have classified such revenues within the “Services and other” line item in our consolidated financial statements. If the resulting revenue from acquisitions lead to a material change or represents a meaningful factor in our Services and other revenue, we have disclosed such information in our Annual Reports on Form 10-K.  For example, in the 2018 Form 10-K, information regarding the most significant of such acquisitions during the periods reported was discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Results of Operations–Revenues” as follows, and substantially identical disclosure was provided in the same section of our Annual Report on Form 10-K for the year ended December 31, 2017 (page 49):

“Service and other revenue increased $533.2 million, or 114%, in the year ended December 31, 2017 compared to the year ended December 31, 2016. This was primarily due to an increase in used vehicle sales as a result of increased automotive sales as well as from the expansion of our trade-in program. Additionally, there was a $41.1 million increase from the inclusion of engineering service revenue from Grohmann Engineering GmbH (now Tesla Grohmann Automation GmbH), which we acquired on January 3, 2017, and a $68.4 million increase in non-warranty maintenance services revenue as our fleet continued to grow during the year ended December 31, 2017.” (page 56)

Item 8. Financial Statements and Supplementary Data

Note 2. Summary of Significant Accounting Policies

Warranties, page 94

3. We note your disclosure that the warranty reserve does not include projected warranty costs associated with your vehicles subject to lease accounting and your solar energy systems under lease contracts or PPAs, as the costs to repair these warranty claims are expensed as incurred. Please tell us the basis for recognizing these costs as incurred.

We respectfully advise the Staff that we have followed the guidance set forth by the Financial Accounting Standards Board within Accounting Standards Codification (“ASC”) Section 460-10-20, which defines “Warranty” as “[a] guarantee for which the underlying is related to the performance (regarding function, not price) of nonfinancial assets that are owned by the guaranteed party.” In the case of our vehicles subject to direct lease accounting and solar energy systems under lease contracts or Power Purchase Agreements (“PPAs”), the underlying non-financial assets (i.e., the vehicles and solar energy systems) are not owned by the guaranteed parties (i.e., the customers). These vehicles and solar energy systems are recorded as assets within the “Operating lease vehicles, net” and “Solar energy systems leased and to be leased, net” financial statement line items in our consolidated balance sheet. Therefore, the leasing customers obtain the benefit from Tesla’s owned productive assets. The repairs and maintenance on such owned assets are incurred over the term of usage of the assets rather than as an upfront cost. Therefore, there are no warranty obligations to customers, and we expense the costs to repair as incurred.

Form 10-Q for Quarter Ended June 30, 2019

Item 1. Financial Statements

Note 2. Summary of Significant Accounting Policies

Automotive Leasing Revenue

Direct Vehicle Leasing Program, page 11

4. We note your disclosure that you capitalize shipping costs and initial direct costs such as the incremental costs of contract administration, referral fees and sales commissions from the origination of automotive lease agreements as an element of operating lease vehicles, net, and subsequently amortize these costs over the term of the related lease agreement. Please explain to us the nature of the type of costs considered “contract administration” costs and how your policy for these costs complies with ASC 842-10-30-9 and 30-10.

We respectfully advise the Staff that we only capitalize initial direct costs that are incurred upon lease execution, such as sales commissions and referral fees from the origination of automotive lease agreements. In the 2019 Q2 Form 10-Q, we indicated that initial direct costs include contract administration costs. As a policy, incremental contract administration costs include fees payable upon execution of the leases, such as legal fees resulting from the execution of the lease and lease document preparation costs incurred upon execution of the lease. We believe that this is consistent with the guidance provided in ASC 842-10-30-9 and 30-10.

We further respectfully submit that our current lease arrangements have not resulted in external and incremental contract administration costs as of June 30, 2019. Therefore, no contract administration costs have been capitalized in our consolidated financial statements as of June 30, 2019. However, we will continue to monitor our initial direct costs as we may incur these costs in the future with new product offerings, and accordingly we will continue to ensure that only eligible costs under ASC 842 are capitalized in our consolidated financial statements.

Note 12. Leases, page 25

5. We note your disclosure in Note 12 that certain of your operating leases provide for annual increases to lease payments based on an index or rate. We also note that you disclose you estimate the annual increase in lease payments based on the index or rate at the lease commencement date, for both your historical leases and for new leases commencing after January 1, 2019. Please tell us how your accounting complies with the guidance in ASC 842-10-30-5(b). As part of your response, please explain the estimates used in your calculation of lease payments and tell us the nature and terms of any arrangements where the lease payments are not initially measured using the index or rate at the commencement date.

We respectfully advise the Staff that most of our lease arrangements do not provide for increases in lease payments based on an index, and instead provide for either no future increases in lease payments or increases in lease payments in fixed amounts specified in the respective lease agreements. Moreover, we have no lease arrangements where we use estimates to calculate any lease payments.

For each lease arrangement that provides for annual increases in lease payments based on a specific index or rate, we obtain the value of such index or rate at lease commencement and include it in the lease payments schedule to calculate the right-of-use asset and corresponding liability. Subsequent to the lease commencement date, when the actual payments in the subsequent period are known based on changes in the specific rate or index, we do not re-measure the lease payments unless there is a re-measurement event. We believe that this is consistent with the guidance provided in ASC 842-10-30-5(b). If, however, the lease arrangement specifies that the increases in lease payments based on a specific rate or index are subject to a cap, we instead apply the capped increase to lease payments over the contracted lease term and we deem such capped increases to be, in substance, fixed increases to our lease payments schedule. Any future changes in lease payments due to the movements of such index or rate are reflected directly in our consolidated income statement as a period cost. Furthermore, any differences resulting from the application of any caps specified in our lease arrangements, as compared to the index or rate specified at lease commencement, are immaterial to our consolidated financial statements.

We appreciate the Staff’s comments and request that the Staff contact the undersigned with any questions regarding this letter at (510) 602-3359.

Sincerely,

/s/ M. Yun Huh

M. Yun Huh

Associate General Counsel

cc:	Zachary J. Kirkhorn, Chief Financial Officer Vaibhav Taneja, Chief Accounting Officer Jonathan Chang, General Counsel

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